Exhibit 12.1

MASSEY ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Three Months Ended March 31, 2006	Year Ended December 31,				Two Months Ended December 31, 2001	Year Ended October 31, 2001
		2005	2004	2003	2002
Earnings:
(Loss) Income before taxes	$7,617	$(75,410)	$(5,643)	$(60,651)	$(57,520)	$(23,524)	$(15,921)
Fixed charges	25,607	80,351	74,502	67,501	52,413	7,971	51,585
Capitalized interest	—	—	—	—	(382)	—	—
Amortization of capitalized interest	—	20	20	20	5	—	—

Earnings (Loss) before taxes and fixed charges	$33,229	$4,961	$68,879	$6,870	$(5,484)	$(15,553)	$35,664
Fixed charges:
Interest expense	$21,612	$67,064	$60,660	$48,259	$35,302	$5,302	$34,214
Capitalized interest	—	—	—	—	382	—	—
Interest portion of rental expense	3,995	13,287	13,842	19,242	16,729	2,669	17,371

Total fixed charges	$25,607	$80,351	$74,502	$67,501	$52,413	$7,971	$51,585
Ratio of earnings to fixed charges	1.3x	(a)	(a)	(a)	(a)	(a)	(a)

(a)	Earnings for the years ended December 31, 2005, 2004, 2003 and 2002, the two months ended December 31, 2001, and the year ended October 31, 2001, were inadequate to cover fixed charges, with a deficiency of $75.4 million, $5.6 million, $60.6 million, $57.9 million, $23.5 million and $15.9 million, respectively.